08026968

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Securities and Exchange Commission
RECEIVED
FEB 27 2008
Office of Compliance Inspection and Examinations

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22567

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stofan, Agazzi & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Black Road, Suite 101
(No. and Street)

Joliet (City) IL (State) 60435 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Stofan (815) 729-1266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Slattery, Noonan & Co., LLC
(Name – *if individual, state last, first, middle name*)

701 Essington Road, Suite 100, (Address) Joliet (City) IL (State) 60435 (Zip Code)

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 2 7 2008
Washington, DC
104

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Stofan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stofan, Agazzi & Company Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

OFFICIAL SEAL
MICHAEL J NOONAN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/18/10

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOFAN, AGAZZI & COMPANY INC.

FINANCIAL REPORT
Years Ended December 31, 2007 and 2006

TABLE OF CONTENTS

Certified Public Accountants & Consultants

Slattery, Noonan & Co. LLC

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
of Stofan, Agazzi & Company Inc.

We have audited the accompanying statements of financial condition of Stofan, Agazzi & Company Inc. (a Delaware Corporation) as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stofan, Agazzi & Company Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 34 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Slattery, Noonan & Co., LLC

Joliet, Illinois
February 21, 2008

STOFAN, AGAZZI & COMPANY INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

ASSETS	2007	2006
Current assets		
Cash	$ 344,787	$ 232,991
Temporary investments	-	102,733
Receivable from clearing organization	148,315	86,810
Receivable from mutual fund companies	23,959	24,837
Deferred income tax benefit	5,100	3,000
Prepaid expenses	25,329	11,574
Total current assets	547,490	461,945
Furniture, fixtures and leasehold improvements		
Furniture and fixtures	70,309	59,914
Leasehold improvements	12,475	12,475
Total, at cost	82,784	72,389
Less accumulated depreciation	39,553	31,380
Total furniture, fixtures and leasehold improvements	43,231	41,009
Other assets		
Securities owned, marketable, at market value	64,337	40,027
Deposit with clearing organization	53,946	51,670
Segregated cash amount	1,451	1,499
Securities owned, not readily marketable, at cost	200	200
Cash value of officer's life insurance	144,840	132,657
Total other assets	264,774	226,053
Total assets	$ 855,495	$ 729,007

The accompanying notes are an integral part of these statements.

STOFAN, AGAZZI & COMPANY INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

LIABILITIES AND STOCKHOLDERS' EQUITY	2007	2006
Current liabilities		
Accounts payable	$ 9,846	$ 10,869
Accrued expenses:		
Accrued commissions	29,149	20,195
Profit sharing	126,000	88,250
Income taxes payable	16,600	6,900
Total current liabilities	181,595	126,214
Other liabilities		
Special reserve account	1,458	1,506
Deferred income taxes	16,900	9,200
Total liabilities	199,953	136,920
Stockholders' equity		
Common stock, $.50 par value, 1,800 shares authorized, 900 shares issued, 800 shares outstanding	450	450
Additional paid-in capital	89,550	89,550
Retained earnings	600,839	537,384
	690,839	627,384
Less: 100 shares of common stock in treasury, at cost	35,297	35,297
Total stockholders' equity	655,542	592,087
Total liabilities and stockholders' equity	$ 855,495	$ 729,007

The accompanying notes are an integral part of these statements.

STOFAN, AGAZZI & COMPANY INC.
STATEMENTS OF INCOME
Years ended December 31, 2007 and 2006

	2007	2006
Revenues		
Commissions	$ 1,986,647	$ 1,715,608
Investment in securities - unrealized gain (loss)	24,310	(5,707)
Interest	36,667	31,197
Service fees	28,399	-
Regulatory merger income	35,000	-
Other income	-	1,016
Total revenues	2,111,023	1,742,114
Expenses		
Employee compensation, commissions and benefits	1,461,297	1,215,886
Ticket charges and floor brokerage	173,619	158,433
Payroll taxes	63,143	60,068
Operating expenses	321,664	323,717
Total expenses	2,019,723	1,758,104
Income (loss) before income taxes	91,300	(15,990)
Provision for income taxes	27,845	4,696
Net income (loss)	$ 63,455	$ (20,686)
Earnings (loss) per common share	$ 79.32	$ (25.86)

The accompanying notes are an integral part of these statements.

STOFAN, AGAZZI & COMPANY INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2007 and 2006

	Common Stock		Additional Paid-In	Retained	Treasury Stock	
	Shares	Amount	Capital	Earnings	Shares	Amount
Balance at December 31, 2005	800	$ 450	$ 89,550	$558,070	100	$ (35,297)
Net (loss)		-	-	(20,686)		-
Balance at December 31, 2006	800	450	89,550	537,384	100	(35,297)
Net income		-	-	63,455		-
Balance at December 31, 2007	800	$ 450	$ 89,550	$600,839	100	$ (35,297)

The accompanying notes are an integral part of these statements.

STOFAN, AGAZZI & COMPANY INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Net income (loss)	$ 63,455	$ (20,686)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	8,173	10,097
Deferred income taxes	5,600	(1,200)
(Increase) decrease in cash value of life insurance	(12,183)	2,907
Effects of changes in operating assets and liabilities:		
Receivable from clearing organization	(61,505)	(3,773)
Receivable from mutual fund companies	878	232
Income tax refunds receivable	-	7,934
Income taxes payable	9,700	6,900
Prepaid expenses	(13,755)	11,625
Securities owned, net	(24,310)	5,707
Accounts payable and accrued expenses	45,681	4,628
Net cash provided by operating activities	21,734	24,371
Cash flows from investing activities		
Proceeds from temporary investments	102,733	75,770
Purchase of temporary investments	-	(102,733)
Deposit with clearing organization	(2,276)	(1,670)
Proceeds from surrender of life insurance	-	36,510
Purchase of furniture, fixtures and leasehold improvements	(10,395)	-
Net cash provided by investing activities	90,062	7,877
Net increase in cash	111,796	32,248
Cash, beginning of year	232,991	200,743
Cash, end of year	$ 344,787	$ 232,991

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Nature of Business

Stofan, Agazzi & Company Inc. was incorporated on April 1, 1978, in the state of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company's principal business activity is to purchase and sell securities as an agent or broker for its customers consisting of individuals and various types of businesses located primarily in the Joliet, Illinois area. The Company's fiscal year ends on December 31.

Note 2. Significant Accounting Policies

Basis of Presentation and Commission Revenue and Expense

The Company maintains its books on the accrual basis of accounting. Securities transactions are recorded on a settlement date basis with related commission revenue and expense recorded on a trade date basis.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers cash and highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company invests its excess cash in both deposits with banks and other high quality, short-term liquid money market instruments. The Federal Deposit Insurance Corporation (FDIC) insures bank accounts up to $100,000. At December 31, 2007 and 2006, the Company's bank accounts and money market instruments exceeded the federally insured limit by $410,326 and $308,646, respectively.

Depreciation

Furniture and fixtures are depreciated using accelerated methods over their estimated useful lives which range from five to ten years. Leasehold improvements are amortized using accelerated and straight-line methods over their estimated useful lives of ten years.

Income Taxes

The Company is taxed under the Internal Revenue Code as a Corporation. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2. Significant Accounting Policies (continued)

Fully Disclosed Method of Operations

The Company is exempt from the reserve requirements of SEC rule 15c3-3 because it transacts all business on a fully disclosed basis through First Clearing, LLC of Richmond, Virginia and various mutual fund companies.

Advertising Costs

The Company expenses advertising costs as incurred.

Reclassifications

Certain amounts in the 2006 financial statements have been reclassified for comparative purposes to conform to the presentation in the 2007 financial statements.

Note 3. Securities Owned

Marketable securities owned consist of investment securities in corporate stock which had a market value of $64,337 at December 31, 2007 and $40,027 at December 31, 2006.

Securities owned, not readily marketable consist of corporate stock that is a restricted security under the Securities Act of 1933. The stock is not readily marketable and is subject to specific ownership, voting, and transfer restrictions. At December 31, 2007 and 2006, the securities are reported at a cost value of $200, respectively.

Note 4. Life Insurance

The Company is the owner and beneficiary of a life insurance policy with a face amount of $262,500 carried on one of its officers. The cash surrender value at December 31, 2007 and 2006 was $144,840 and $132,657, respectively.

Note 5. Common Stock and Earnings (Loss) Per Common Share

Earnings (loss) per common share was computed by dividing net income for the year by the weighted average number of common shares outstanding during the year, 800 shares for 2007 and 2006.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had net capital, as defined, of $570,952 and $529,267, respectively, which exceeded the minimum net capital requirement of $250,000 at December 31, 2007 and 2006. The Company's aggregate indebtedness to net capital ratio, as defined, was .318 to 1 and .238 to 1 at December 31, 2007 and 2006, respectively, which were below the maximum ratio allowable.

Note 7. Regulatory Merger Income

During 2007, the National Association of Securities Dealers and the New York Stock Exchange merged their regulatory operations. The Company, as a NASD member, received a distribution of $35,000 in recognition of anticipated cost savings as part of the merger.

Note 8. Total Rent Expense and Lease Commitments

The Company rents office space from a related party under an informal month to month agreement requiring payments of $5,000 per month and payments of real estate taxes and building association fees. Rent expense under this lease was $83,873 for 2007 and $73,557 for 2006.

Note 9. Advertising

Advertising expense for the years ended December 31, 2007 and 2006 were $28,998 and $32,049, respectively.

Note 10. Profit Sharing Retirement Plans

The Company maintains a qualified profit sharing retirement plan which includes a deferred savings provision under Internal Revenue Code Section 401(k). All employees of the Company are eligible to participate. Contributions are discretionary and are determined by the Board of Directors annually. Total profit sharing contributions to the plan for the years ended December 31, 2007 and 2006 were $113,910 and $77,502, respectively.

The Company also matches 25% of a participant's elective Section 401(k) salary deferrals up to 5% of the participating employee's annual compensation. Matching contributions for the years ended December 31, 2007 and 2006 were $12,090 and $10,748, respectively.

Note 11. Income Taxes

A reconciliation of the provision for income taxes at the United States statutory income tax rates to the Company's actual provision for income taxes is as follows:

	2007	2006
Expected income tax expense at U. S. statutory tax rate	$ 15,700	$ 4,100
Effect of state income taxes, net of U. S. income tax effects	6,400	2,100
Deferred taxes	5,600	(1,200)
Nondeductible expenses	145	(304)
Total provision for income taxes	$ 27,845	$ 4,696

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (accelerated depreciation methods used for income tax), investment in equity securities (unrealized gain not recognized for income tax until the securities are sold), and accrued commissions payable (accrued commissions to greater than fifty percent shareholder not deducted for income tax until paid).

Note 11. Income Taxes (continued)

At December 31, 2007, deferred income tax assets were $5,100, and deferred income taxes (liabilities) were $16,900. At December 31, 2006, deferred income tax assets were $3,000, and deferred income taxes (liabilities) were $9,200.

Note 12. Statements of Cash Flows Disclosures

Cash paid for income taxes was $12,545 in 2007. During 2006, there was no cash paid for income taxes, and cash received for income tax refunds was $8,938. There was no cash paid for interest expense in 2007 or 2006.

SUPPLEMENTAL INFORMATION

STOFAN, AGAZZI & COMPANY INC.
SCHEDULES OF OPERATING EXPENSES
Years ended December 31, 2007 and 2006

	2007	2006
Advertising	$ 28,998	$ 32,049
Legal and professional fees	13,159	11,633
Travel, promotion and entertainment	32,251	34,391
Contributions	2,500	2,980
Dues and subscriptions	401	4,331
Insurance	73,881	75,671
Office supplies and postage	17,995	12,885
Miscellaneous, including errors and omissions	12,699	8,664
Rent	83,873	73,557
Repairs and maintenance	2,639	889
News service	16,826	17,599
Telephone	9,934	6,168
Utilities	5,153	4,303
Registration and other fees	12,923	12,252
Depreciation	8,173	10,097
Officers' life insurance, net	259	16,248
Total operating expenses	$ 321,664	$ 323,717

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...... 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [x] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER		SEC FILE NO.	
		8-22567	14
Stofan, Agazzi & Company Inc.	13	FIRM I.D. NO. 7596	15
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.) 2801 Black Road, Suite 101 (No. and Street)	20	FOR PERIOD BEGINNING (MM/DD/YY) 01/01/07	24
Joliet (City) [21] IL (State) [22] 60435 (Zip Code)	23	AND ENDING (MM/DD/YY) 12/31/07	25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area Code) — Telephone No.	
Mark Stofan	30	(815) 729-1266	31
NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
N/A	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the 21st day of February, 2008

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Slattery, Noonan & Co., LLC [70]

ADDRESS

701 Essington Rd, Ste 100 [71]	Joliet [72]	IL [73]	60435 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
Stofan, Agazzi & Company Inc.

N 2 [100]

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/07 [99]
SEC FILE NO. 8-22567 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 344,787	200			$ 344,787	750
2. Cash segregated in compliance with federal and other regulations	1,451	210			1,451	760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other	53,946	290			53,946	800
E. Other	172,274	300	$	550	172,274	810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Candaian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
Stofan, Agazzi & Company Inc.

as of 12/31/07

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable		Non-Allowable		Total	
E. Stocks and warrants [9]	$ 64,337	410				
F. Options		420				
G. Arbitrage		422				
H. Other securities		424				
I. Sport commodities		430			$ 64,337	850
8. Securities owned not readily marketable:						
A. At Cost [8] $ 200 [130]		440	$ 200	610	200	860
9. Other investments not readily marketable:						
A. At Cost $ [140]						
B. At estimated fair value		450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
A. Exempted securities $ [150]						
B. Other $ [160] [10]		460		630		880
11. Secured demand notes-market value of collateral:						
A. Exempted securities $ [170]						
B. Other $ [180]		470		640		890
12. Memberships in exchanges:						
A. Owned, at market value $ [190]						
B. Owned at cost				650		
C. Contributed for use of company, at market value			[12]	660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670 [14]		910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		490	43,231	680	43,231	920
15. Other Assets:						
A. Dividends and interest receivable		500		690		
B. Free shipments		510		700		
C. Loans and advances		520		710		
D. Miscellaneous [11]	144,840	530	30,429	720	175,269	930
16. TOTAL ASSETS	$ 781,635	540	[13] $ 73,860	740	$ 855,495	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER as of 12/31/07

Stofan, Agazzi & Company Inc.

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$	1030	$	1240	$	1460
B. Other		1040	$	1250	$	1470
18. Securities sold under repurchase agreement				1260		1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"		1050		1270		1490
2. Other		1060		1280		1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070			21	1510
2. Other	16	1080		1290		1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090				1530
2. Other		1095	19	1300		1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100				1550
2. Other		1105		1310		1560
E. Other:		1110		1320		1570
20. Payable to customers:						
A. Securities accounts-including free credits of 15 $ [950]		1120			22	1580
B. Commodities accounts	17	1130		1330		1590
21. Payable to non customers:						
A. Securities accounts		1140		1340		1600
B. Commodities accounts		1150		1350		1610
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]				1360		1620
23. Accounts payable and accrued liabilities and expenses:						
A. Drafts payable		1160				1630
B. Accounts payable	9,846	1170			9,846	1640
C. Income taxes payable	16,600	1180			23 16,600	1650
D. Deferred income taxes			20 16,900	1370	16,900	1660
E. Acrued expenses and other liabilities	156,607	1190			156,607	1670
F. Other	18	1200		1380		1680

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Stofan, Agazzi & Company Inc. — as of 12/31/07

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ [1690]
B. Secured	[1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of $ [980]			
B. Securities borowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26. TOTAL LIABILITIES	$ 183,053 [1230]	$ 16,900 [1450]	$ 199,953 [1760]

Ownership Equity		Total
27. Sole Proprietorship		$ [1770]
28. Partnership-limited partners	$ [1020]	$ [1780]
29. Corporation:		
A. Preferred stock		[1791]
B. Common stock		450 [1792]
C. Additional paid-in capital		89,550 [1793]
D. Retained earnings		600,839 [1794]
E. Total		690,839 [1795]
F. Less capital stock in treasury		(35,297) [1796]
30. TOTAL OWNERSHIP EQUITY		$ 655,542 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 855,495 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Stofan, Agazzi & Company Inc. — as of 12/31/07

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Conditon - Item 1800			$ 655,542	3480
2.	Deduct Ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			655,542	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 655,542	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 73,860	3540		
	1. Additional charges for customers' and non-customers' security accounts	$	3550		
	2. Additional charges for customers' and non-customers' commodity accounts		3560		
	B. Aged fail-to-deliver		3570		
	1. Number of items [3450]				
	C. Aged short security differences-less reserve of $ [3460] number of items [3470]		3580		
	D. Secured demand note deficiency		3590		
	E. Commodity futures contracts and spot commodities - proproetary capital charges		3600		
	F. Other deductions and/or charges		3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
	H. Total deductions and/or charges			(73,860)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 581,682	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities committments	$ 1,079	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Bankers' acceptances, certificates of deposit and commercial paper		3680		
	2. U.S. and Canadian government obligations		3690		
	3. State and municipal government obligations		3700		
	4. Corporate obligations		3710		
	5. Stocks and warrants	9,651	3720		
	6. Options		3730		
	7. Arbitrage		3732		
	8. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(10,730)	3740
10.	Net Capital			$ 570,952	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER as of 12/31/07
Stofan, Agazzi & Company Inc.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	12,107	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14. Excess net capital (line 10 less 13)	$	320,952	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	552,792	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	183,053	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			$	1,451	3838
19. Total aggregate indebtedness			$	181,602	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)			%	31.8	3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)			%	31.8	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER	For the period (MMDDYY) from 1/1/07 [3932] to 12/31/07 [3933]
Stofan, Agazzi & Company Inc.	Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in listed equity securities executed on an exchange		$ 29,826	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter		736,173	3937
c. Commissions on listed option transactions		5,751	3938
d. All other securities commissions		339,707	3939
e. Total securities commissions		1,111,457	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in over-the-counter equity securities			3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities	3943		
b. From trading in debt securities			3944
c. From market making in options on a national securities exchange			3945
d. From all other trading			3949
e. Total gains or (losses)			3950
3. Gains or losses on firm securities investment accounts			
a. Includes realized gains (losses)	4235		
b. Includes unrealized gains (losses)	24,310 [4236]		
c. Total realized and unrealized gains (loses)		24,310	3952
4. Profits or (losses) from underwriting and selling groups			3955
a. Includes underwriting income from corporate equity securities	4237		
5. Margin interest			3960
6. Revenue from sale of investment company shares		875,190	3970
7. Fees for account supervision, investment advisory and administrative services			3975
8. Revenue from research services			3980
9. Commodities revenue			3990
10. Other revenue related to securities business		28,399	3985
11. Other revenue		71,667	3995
12. Total revenue		$ 2,111,023	4030

EXPENSES

13. Registered representative's compensation		$ 384,272	4110
14. Clerical and administrative employees' expenses		105,261	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers		845,743	4120
a. Includes interest credited to General and Limited Partners capital accounts	4130		
16. Floor brokerage paid to certain brokers (see definition)			4055
17. Commissions and clearance paid to all other brokers (see definition)			4145
18. Clearance paid to non-brokers (see definition)			4135
19. Communications		27,929	4060
20. Occupancy and equipment costs		97,199	4080
21. Promotional costs		61,249	4150
22. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
23. Losses in error account and bad debts		100	4170
24. Data processing costs (including service bureau service charges)			4186
25. Non-recurring charges			4190
26. Regulatory fees and expenses		12,923	4195
27. Other expenses		493,360	4100
28. Total expenses		$ 2,028,036	4200

NET INCOME

29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)		82,987	4210
30. Provision for Federal income taxes (for parent only)		19,532	4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4238		
32. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
33. Cumulative effect of changes in accounting principles			4225
34. Net income (loss) after Federal income taxes and extraordinary items		$ 63,455	4230

MONTHLY INCOME

35. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER as of 12/31/07

Stofan, Agazzi & Company Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) [46]	$	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days [47]		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$	4430

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List). [48]		4469		
17. **Aggregate debit items			$	4470
18. **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i)			( )	4471
19. **TOTAL 14c3-3 DEBITS			$	4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) [49]	$	4480
21. Excess of total credits over total debits (line 11 less line 19)		4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period		4510
24. Amount of deposit (or withdrawal) including $ ______ 4515 value of qualified securities		4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ______ 4525 value of qualified securities	$	4530
26. Date of deposit (MMDDYY)		4540

FREQUENCY OF COMPUTATION

27. Daily [50] ______ 4332 Weekly ______ 4333 Monthly ______ 4334

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
Stofan, Agazzi & Company Inc.

as of 12/31/07

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		$	4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: 8-35158 First Clearing, LLC	4335	x	4570
D. (k)(3) — Exempted by order of the Commission			4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B	$	4586
A. Number of items		4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D	$	4588
A. Number of items		4589

OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ______ 4584 No ______ 4585

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER as of 12/31/07

Stofan, Agazzi & Company Inc.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMER'S REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance:		
A. Cash		7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of an open option contracts purchased on a contract market		7032
B. Deduct: Market Value of an open option contracts granted (sold) on a contract market		7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 5 and 4)		7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:		
A. Cash		7070
B. Securities representing investments of customers' fund (at market)		7080
C. Securities held in particular customers or option customers in lieu of cash (at market)		7090
8. Margin on deposits with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' fund (at market)		7110
C. Securities held in particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation *total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
Stofan, Agazzi & Company Inc.

as of 12/31/07

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposal Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
34 [4600]	[4601]	[4602]	$ [4603]	[4604]	[4605]
35 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
36 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
37 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
38 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
39 [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
40 [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
41 [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
42 [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
43 [4690]	[4691]	[4692]	[4693]	[4694]	[4695]

Total $ 44 [4699*]

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER
Stofan, Agazzi & Company Inc.
as of 12/31/07

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

1. **Equity Capital**			
A. Partnership Capital:			
1. General Partners	65 $	4700	
2. Limited		4710	
3. Undistributed Profits		4720	
4. Other (describe below)		4730	
5. Sole Proprietorship		4735	
B. Corporation Capital:			
1. Common Stock		4740	
2. Preferred Stock		4750	
3. Retained Earnings (Dividends and Other)	66	4760	
4. Other (describe below)		4770	
2. **Subordinated Liabilities**			
A. Secured Demand Notes		4780	
B. Cash Subordinates		4790	
C. Debentures		4800	
D. Other (describe below)		4810	
3. **Other Anticipated Withdrawals**			
A. Bonuses		4820	
B. Voluntary Contributions to Pension or Profit Sharing Plans	67	4860	
C. Other (describe below)		4870	
Total			$ 4880

4. **Description of Other**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 592,087	4240
A. Net income (loss)		63,455	4250
B. Additions (includes non-conforming capital of	$ 4263	68	4260
C. Deductions (includes non-conforming capital of	$ 4272		4270
2. Balance, end of period (From Item 1800)		$ 655,542	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From Item 3520)	$ 0	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
Stofan, Agazzi & Company Inc.

as of 12/31/07

FINANCIAL AND OPERATIONAL DATA

		Valuation		Number	
1.	Month end total number of stock record breaks unresolved over three business days				
	A. breaks long	$	4890		4900
	B. breaks short	$	4910		4920
2.	Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one)	Yes X	4930	No	4940
3.	Personnel employed at end of reporting period:				
	A. Income producing personnel			6	4950
	B. Non-income producing personnel (all other)			8	4960
	C. Total			14	4970
4.	Actual number of tickets executed during current month of reporting period			688	4980
5.	Nunber of corrected customer confirmations mailed after settlement date				4990

	No. of Items		Debit (Short Value)		No. of Items		Credit (Long Value)	
6. Money differences		5000	$	5010		5020	$	5030
7. Security suspense accounts		5040	$	5050		5060	$	5070
8. Security difference accounts		5080	$	5090		5100	$	5110
9. Commodity suspense accounts		5120	$	5130		5140	$	5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days		5160	$	5170		5180	$	5190
11. Bank account reconcilliations — unresolved amounts over 30 calendar days		5200	$	5210		5220	$	5230
12. Open transfers over 40 calendar days, not confirmed		5240	$	5250		5260	$	5270
13. Transactions in reorganization accounts — over 60 calendar days		5280	$	5290		5300	$	5310
14. Total		5320	$	5330		5340	$	5350

	No. of Items		Leger Amount		Market Value	
15. Failed to deliver 11 business days or longer (21 Business Days or longer in the case of Municipal Securities)		5360	$	5361		5362
16. Failed to receive 11 business days of longer (21 business Days or longer in the case of Municipal Securities)		5363	$	5364		5365

17. Security concentrations (See instructions in Part I):		
A. Proprietary positions	$	5370
B. Customers' accounts under Rule 15c3-3	$	5374
18. Total of personal capital borrowings due within six months	$	5378
19. Maximum haircuts on underwriting commitments during the period	$	5380
20. Planned capital expenditures for business expansion during next six months	$	5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$	5384
22. Lease and rentals payable within one year	$	5386
23. Aggregate lease and rental commitments payable for entire term of the lease		
A. Gross	$	5388
B. Net	$	5390

OMIT PENNIES

STOFAN, AGAZZI & COMPANY INC.
DIFFERENCES IN COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS FROM DEALER'S UNAUDITED COMPUTATION
December 31, 2007 and 2006

	2007		2006	
	Net Capital	Aggregate Indebtedness	Net Capital	Aggregate Indebtedness
Balance per dealer's unaudited computation (unaudited)	$ 678,054	$ 61,497	$ 586,764	$ 52,056
Reconciling items:				
Net audit adjustments	(107,102)	120,105	(57,497)	74,165
Balance per audited financial statements less non-allowable assets	$ 570,952	$ 181,602	$ 529,267	$ 126,221

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOCUS REPORT
FORM X-17A-5
SCHEDULE I

(To be filed annually as of the end of calendar year)

Contents

* * * * *

Stofan, Agazzi & Company Inc.
Name of Respondent

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5
Report for the Calendar Year 20 07 [8004]
of if less than 12 months

Report for the period beginning ___/___/___ (MM DD YY) [8005] and ending ___/___/___ (MM DD YY) [8006]

SEC FILE NUMBER
8- 22567 [8011]

1. NAME OF BROKER DEALER

Stofan, Agazzi & Company Inc. [8020]

N9 | OFFICIAL USE ONLY | Firm No. | M M Y Y [8021]

2. Name(s) of Broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
3 NAME: None	[8053]	40	[8057]
4 NAME:	[8054]		[8058]
5 NAME:	[8055]		[8059]
6 NAME:	[8056]		[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers:
(enter applicable code: 1 = Yes 2 = No) 7 [1] [8073]

4. Respondent is registered as a specialist on a national securities exchange.
(enter applicable code: 1 = Yes 2 = No) [2] [8074]

5. Respondent is registered as a specialist on a national securities exchange.
(a) equity securities .... (enter applicable code: 1 = Yes 2 = No) [2] [8075]
(b) municipals .... (enter applicable code: 1 = Yes 2 = No) [2] [8076]
(a) other debt instruments .... (enter applicable code: 1 = Yes 2 = No) [2] [8077]

6. Respondent is registered solely as a municipal bond dealer:
(enter applicable code: 1 = Yes 2 = No) [2] [8078]

7. Respondent is an insurance company or an affiliate of an insurance company:
(enter applicable code: 1 = Yes 2 = No) [2] [8079]

8. Respondent carries its own public customer accounts:
(enter applicable code: 1 = Yes 2 = No) 8 [2] [8084]

9. Respondent's total numer of public customer accounts:
(carrying firms filing X-17A-5 Part II only
(a) Public customer accounts .... [ ] [8080]
(b) Omnibus accounts .... [ ] [8081]

10. Respondent clears its public customer and/or proprietary accounts:
(enter applicable code: 1 = Yes 2 = No) [2] [8085]

FOCUS REPORT

Schedule I

page 2

11. Respondent clears its public customer accounts in the following manner: (enter a "1" in appropriate boxes)		
(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing		8089
(e) Other		8090
If Other please describe:		
(f) Not applicable	1	8091
12. (a) Respondent maintains membership(s) on national securities exchange(s): (enter applicable code: 1 = Yes 2 = No)	2	8100
(b) Names of national securities exchange(s) in which respondent maintains memberships: (enter a "1" in appropriate boxes)		
(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129
13. Employees:		
(a) Number of full-time employees	11	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	6	8102
14. Number of NASDAQ stocks respondent makes market		8103
15. Total number of underwriting syndicates respondent was a member		8104
(Carrying or clearing firms filing X-17A-5 Part II)		
16. Number of respondent's public customer transactions: Actual		8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange		8107
(b) equity securities transactions effected other than on a national securities exchange		8108
(c) commodity, bond, option, and other transactions effected on or off a national securities exchange		8109

FOCUS REPORT

Schedule I

page 3

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code: 1 = Yes 2 = No) ... ▼13	1	8111
18. Number of branch offices operated by respondent ...		8112
19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with, a U.S. bank (enter applicable code: 1 = Yes 2 = No)	2	8130
(b) Name of parent or affiliate ______ 8131		
(c) Type of institution ______ 8132		
20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank (enter applicable code: 1 = Yes 2 = No)	2	8113
21. (a) Respondent is a subsidiary of a registered broker-dealer (enter applicable code: 1 = Yes 2 = No)	2	8114
(b) Name of parent ▼12 ______ 8116		
22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code: 1 = Yes 2 = No)	2	8115
23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code: 1 = Yes 2 = No)*	2	8117
24. Aggregate Dollar Amount of Non-exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period ...	$	8118

**Required in any Schedule I filed for calendar year 1978 and secceeding years*

Certified Public Accountants & Consultants

Slattery, Noonan & Co. LLC

Independent Auditor's Report on Internal Control
Required by Securities Exchange Commission Rule 17a-5

To the Board of Directors
of Stofan, Agazzi & Company Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Stofan, Agazzi & Company Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified the following deficiency in internal control that we consider to be a significant deficiency, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Stofan, Agazzi & Company Inc. as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 21, 2008.

Oversight of the Preparation of Financial Statements

Management is responsible for establishing and maintaining internal controls and for the fair presentation of the financial position, results of operations, cash flows, and disclosures in the financial statements, in conformity with U.S. generally accepted accounting principles (GAAP). Management asked us to prepare a draft of the financial statements, including the related disclosures. Management reviewed, approved, and accepted responsibility for those financial statements prior to their issuance; however, management did not perform a detailed review of the financial statements, and management does not have the ability to evaluate the completeness of financial statement disclosures. The absence of this control procedure is considered a significant deficiency

because the potential exists that a more than inconsequential but less than material misstatement of the financial statements could occur and not be prevented or detected by the Company's internal control. The outsourcing of these services is not unusual in companies of this size and is a result of management's cost benefit decision to rely on our accounting expertise rather than incurring this internal resource cost.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Securities Investors Protection Corporation, the New York Stock Exchange, the Chicago Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Slattery, Noonan & Co., LLC

Joliet, Illinois
February 21, 2008

END